Exhibit 12.1

POTLATCH CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(In thousands)	Three Months Ended March 31, 2010
		2009	2008	2007	2006	2005
		(U.S. dollars in thousands)
Earnings from continuing operations before income taxes	$4,391	$64,783	$47,742	$56,911	$79,473	$58,468
Add:
Interest expense	6,705	20,856	20,825	17,711	16,120	16,457
Rental expense factor [1]	221	862	1,008	848	843	824
Discount and loan expense amortization	382	1,136	613	593	578	471

Earnings available for fixed charges	$11,699	$87,637	$70,188	$76,063	$97,014	$76,220

Fixed charges:
Interest expense	$6,705	$20,856	$20,825	$17,711	$16,120	$16,457
Capitalized interest	—	—	—	—	—	—
Rental expense factor [1]	221	862	1,008	848	843	824
Discount and loan expense amortization	382	1,136	613	593	578	471

Total fixed charges	$7,308	$22,854	$22,446	$19,152	$17,541	$17,752

Ratio of earnings to fixed charges	1.6	3.8	3.1	4.0	5.5	4.3

[1]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

Certain 2005-2008 amounts have been reclassified to conform to the 2009 presentation. Also, see Note 18 to the consolidated financial statements.